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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

41803.00100

EMBRAER S.A.
PUBLICLY-HELD COMPANY
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

EMBRAER ANNOUNCES RELIANCE ON SEC ORDER PROVIDING 45-DAY EXTENSION

OF FILING ANNUAL REPORT ON FORM 20-F

São José dos Campos, April 30, 2020 – Embraer S.A. (B3: EMBR3; NYSE: ERJ) (the “Company”) is filing this report on Form 6-K in reliance on the Securities and Exchange Commission (“SEC”) order dated March 25, 2020, Release No. 34-88465. The purpose of this Report is to notify investors and the public at large of the Company’s inability to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (“Annual Report”), originally due on April 30, 2020, due to circumstances related to the spread of the novel coronavirus, known as COVID-19.

The Company has been monitoring the COVID-19 outbreak and its impacts on its business, including the financial situation of its principal suppliers and clients. The Company monitors on a daily basis the development of the pandemic situation and it has implemented contingency plans to act as quickly as necessary as the current situation continues to unfold. Due to COVID-19, the Company has adopted contingency measures that, as a consequence, reduced its workforce, with administrative staff of the company working remotely. This situation has resulted in a delay in the preparation and completion of the Company’s Annual Report.

The Company expects to file the Annual Report on or prior to June 14, 2020, that is, within 45 days from the original filing deadline.

In light of the COVID-19 pandemic, the Company expects to include COVID related Risk Factors in its Annual Report substantially similar to the following, which will be updated as necessary:

Risk Factors

The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the global economy.

The outbreak of communicable diseases on a global scale has affected investment sentiment and result in sporadic volatility in global capital markets and may have a recessionary effect on the global economy, including in Brazil.

The outbreak of the novel coronavirus, known as COVID-19, was first identified in December 2019 in Wuhan, China, and has since spread globally. The COVID-19 outbreak has compelled governments around the world to adopt measures to contain the spread of COVID-19 by means such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, which has caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. It adversely affected business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of COVID-19, especially if the measures to curb the spread of the virus last for longer than expected, may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

The reduction in the demand for travel combined with government-imposed travel restrictions is materially and adversely affecting the aerospace industry, causing some airlines to suspend, cancel or reduce flights. As a consequence, demand for new aircraft has declined as airlines are wary of the COVID-19 air travel restrictions and its consequences. Our customers are focused on preserving capital and avoiding purchasing aircraft, which will adversely and materially affect us.

Additionally, as a result of COVID-19 pandemic, on March 17, 2020, our Brazilian corporate employees responsible for critical functions started to work from home and, on March 22, 2020, we decided to put our Brazilian employees that could not work remotely on paid leave until March 31, 2020. Until March 31, 2020, we were only carrying out essential activities at our facilities, including customer support, aircraft maintenance and manufacturing. On March 30, 2020, we further decided to put our Brazilian employees responsible for non-critical functions on collective vacation from April 1 to April 9, 2020. During this temporary shutdown of our facilities, we implemented safety measures to adapt our facilities to the World Health Organization (“WHO”) guidelines. On April 10, 2020, we implemented a job preservation plan that included temporary furlough, reduction in working hours and pay cuts to certain of our employees, as a means of guaranteeing their employment upon completion of the plan. This plan started on April 13, 2020 and will last between 60 and 90 days. On April 13, 2020, all of our Brazilian employees that could not work remotely and were not included in the job preservation plan returned to work at our adapted facilities. Our or other companies’ operations may be suspended again or remain suspended for a longer time. Due to the uncertainty related to the spread of COVID-19, we have also suspended the projections relating to our expected results for 2020, last updated on November 12, 2019. Although, as of the date of this annual report, we have suffered certain delays in our supply chain, production operations or on the demand for our products, we expect that COVID-19 will continue to disrupt our business operations and adversely and materially affect our results of operations or those of other companies or customers on which we depend.

A downturn in our key markets may reduce our sales and revenue, and, consequently,  our profitability.

We expect that a substantial portion of our results will be affected, directly or indirectly, from sales of aircraft, which have historically been cyclical due to a variety of factors that are both external and internal to the air travel industry, including general economic conditions, including, most recently and importantly, the effects of COVID 19 on our operations and financial condition, which we cannot fully foresee as of the date  of this Annual Report. For additional information if these impacts, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Embraer—The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the global economy.”

Economic downturns in our industry may reduce air travel demand and corporate and personal spending, which may negatively impact our Commercial Aviation and Executive Jets businesses. Downturns have in the past and may also in the future lead, due to COVID-19 or to other reasons, to a decrease in the volume of financing available to our customers for aircraft purchases, particularly in the aforementioned business units. A continued downturn in general economic conditions could result in further reductions in air travel and decreased orders for our aircraft. Our customers could also defer or cancel their purchases of our aircraft. We cannot predict the magnitude or duration of the impact that the aforementioned events would not only have on the air transport industry as a whole and on our business in particular.

Our Commercial Aviation business depends on key customers

In our Commercial Aviation business, as of December 31, 2019, approximately 71.5% of our firm orders in backlog for the current EMBRAER 170/190 jet family were from Republic Airlines, United Airlines and Skywest. Moreover, our E-Jets E2 family backlog mainly comprises orders from the companies Azul, AerCap, AirCastle and AirPeace, which represent approximately 85% of our E-Jets E2 family orders. We believe we will continue to depend on a select number of key customers, and the loss of any one of them would significantly reduce our sales and market share.

Progressively, the commercial airline industry is seeking to reduce costs and increase efficiency, while is experiencing a consolidation process through mergers and acquisitions and alliances based in code-sharing arrangements. Although we expect that these consolidations and alliances may result in the creation of more stable and competitive airlines, they may also have the effect of reducing the number of existing and potential customers and, possibly, the number of aircraft purchases, which may adversely affect us.

Most recently, the government measures adopted to contain the spread of the COVID-19 pandemic have materially and adversely affected airlines and aircraft lessors around the globe, including many of our customers, and we cannot foresee to what extent these trends will continue and to what extent the financial health of our customers will be negatively affected.

Financial difficulties, restructurings and bankruptcy proceedings of customer airlines can negatively impact our results of operations and financial condition. In February 2016, Republic Airways Holdings, which by that time operated a fleet of 230 Embraer Commercial Aviation aircraft (of which 50 are of the ERJ145 family and 180 are E170/E175 models), filed for a Chapter 11 bankruptcy. As a result, we have provisioned a total of US$100.9 million to account for expected expenses related to obligations from financial guarantees offered to the main financing agent of the ERJ 140/145 aircraft, acquired by and delivered to this customer. As of December 31, 2019, all obligations relating to the Chapter 11 bankruptcy filing were fully settled by Republic Airways Holdings. Accordingly, we reversed the provision previously established. For additional information on these provisions, see “Item 5. Operating and Financial Review and Prospects—5E. Off-Balance Sheet Arrangements.”

In addition, delays in payment cycles by significant customers may weaken our cash position and working capital, as occurred in the past.

São José dos Campos, April 30, 2020.

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

41803.00100